ALLONGE

This Allonge is attached to the Promissory Note dated August 1, 2001 (the “Note”), in the principal amount of $10,080,000, made by Sunwood Village Joint Venture, Limited Partnership, a Nevada limited partnership, and payable to First Union National Bank, a national banking association.

Pay to the order of East West Bank, a California banking corporation.

Dated: April 23 2007

EVEREST PROPERTIES II, LLC, a California limited liability company
By:	EVEREST PROPERTIES, LLC, a California limited liability company, its Manager
	By:	/S/ W. ROBERT KOHORST
W. Robert Kohorst, President and Manager

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